Exhibit 99.2

Kamada Reports Record Top and Bottom Line 2024 Financial Results and Affirms 2025 Guidance Representing Double-Digit Profitable Growth

●	Record Year with Total 2024 Revenues of $161.0 Million, Representing a 13% Increase over Fiscal Year 2023 and Adjusted EBITDA of $34.1 Million, Up 42% Year-over-Year, and a 21% Margin of Revenues

●	Cash Provided by Operating Activities of $47.6 Million During 2024 Resulted in a Year-End Strong Cash Balance of $78.4 Million; Solid Financial Position to Accelerate Inorganic Growth

●	Net Income for the Year was $14.5 Million, or $0.25 per Diluted Share, Up 75% Year-over-Year

●	Strong Performance Positions Company for Double Digit Profitable Growth in Fiscal Year 2025; Reiterates 2025 Full-Year Revenue Guidance of $178 Million to $182 Million and Adjusted EBITDA of $38 Million to $42 Million

●	Declares Special Cash Dividend of $0.20 Per Share (Totaling Approximately $11.5 Million)

●	Conference Call and Live Webcast Today at 8:00am ET

REHOVOT, Israel, and HOBOKEN, NJ – March 5, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three months and year ended December 31, 2024.

“Our performance over the course of 2024 was excellent, leading to record annual top- and bottom-line financial results,” said Amir London, Kamada’s Chief Executive Officer. “We enter 2025 from a position of significant strength, continuing to benefit from growth across our entire portfolio, with anticipated 2025 guidance representing a year-over-year double digit growth of 12% in revenues and 17% in adjusted EBITDA, when comparing 2025 guidance mid-points to 2024 results, driven by our diverse commercial portfolio marketed in over 30 countries. We look forward to continuing to execute on our multi-year value generating strategy based on our four key growth pillars, comprising of organic commercial growth, the execution of business development and M&A transactions, our plasma collection operations, and the further advancement of our pivotal Phase 3 Inhaled AAT program.”

“Our organic growth will be driven by continued investment in the commercialization and life cycle management of our six FDA-approved specialty plasma-derived products, as well as the products in our Distribution segment portfolio, primarily through the continued launch of biosimilar products in Israel. During 2025, we aim to leverage our strong financial position to secure new business development, in-licensing, collaboration, and/or merger and acquisitions transactions. Such transactions are expected to generate operational and/or commercial synergies with our current commercial portfolio,” continued Mr. London.

“Moreover, we are expanding our plasma collection operations to support revenue growth through the sale of normal source plasma to third parties, and to support our increasing demand for specialty plasma. We currently have two operating U.S. plasma collection centers, and a third center in San Antonio, Texas, will be opened by the end of this month. Lastly, we continue to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial of our Inhaled AAT product. Importantly, we recently announced FDA agreement to accept a proposed revision to our study statistical plan that resulted in reducing the number of study subjects to 180 patients, and our plan to conduct an interim futility analysis by the end of 2025,” concluded Mr. London.

Financial Highlights for Year Ended December 31, 2024

●	Total revenues for 2024 were $161.0 million, a 13% increase from the $142.5 million generated in 2023. The increase in revenues was primarily attributable to KEDRAB and CYTOGAM growth year-over-year.

●	Gross profit and gross margins were $70.0 million and 43%, respectively, in the year ended December 31, 2024, compared to $55.5 million and 39%, respectively, in 2023. The increase in gross profit and gross margins year-over-year was primarily due to the increase in sales and improved product and territory sales mix.

●	Operating expenses, including research and development (R&D), sales and marketing (S&M), general and administrative (G&A), and other expenses, totaled $49.9 million in the year ended December 31, 2024, as compared to $45.4 million in the prior year. The higher operating expenses were primarily attributable to an increase in S&M costs associated with marketing activities in the U.S., as well as increased R&D costs, primarily due to advancing the Inhaled AAT clinical trial.

●	Net income for the year ended December 31, 2024, was $14.5 million, or $0.25 per diluted share, up 75% compared to a net income of $8.3 million, or $0.15 per diluted share, in the prior year.

●	Adjusted EBITDA, as detailed in the tables below, was $34.1 million in the year ended December 31, 2024, a 42% increase as compared to $24.1 million in the prior year.

●	Cash provided by operating activities was $47.6 million in the year ended December 31, 2024, as compared to $4.3 million in the prior year. The significant increase is correlated to the increase in profitability and improvement in the Company’s working capital.

Financial Highlights for the Three Months Ended December 31, 2024

●	Total revenues were $39.0 million in the fourth quarter of 2024, a 7% increase compared to $36.4 million in the fourth quarter of 2023.

●	Gross profit and gross margins were $17.0 million and 44%, respectively, in the fourth quarter of 2024, up 18% compared to $14.4 million and 40%, respectively, in the fourth quarter of 2023.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $12.0 million in the fourth quarter of 2024, as compared to $11.6 million in the fourth quarter of 2023.

●	Net income was $3.8 million, or $0.07 per diluted share, in the fourth quarter of 2024, as compared to $5.1 million, or $0.09 per diluted share, in the fourth quarter of 2023. The decrease in net income was mainly attributable to higher financial costs associated with reevaluation of long-term contingent liabilities.

●	Adjusted EBITDA, as detailed in the tables below, was $8.8 million in the fourth quarter of 2024, up 38% compared to $6.4 million in the fourth quarter of 2023.

●	Cash provided by operating activities was $10.4 million in the fourth quarter of 2024, as compared to cash provided by operating activities of $6.1 million in the fourth quarter of 2023.

Balance Sheet Highlights

As of December 31, 2024, the Company had cash and cash equivalents of $78.4 million, as compared to $55.6 million as of December 31, 2023.

Recent Corporate Highlights

●	Announced the payment of a special cash dividend of $0.20 (approximately NIS 0.72) per share on the Company’s ordinary shares (totaling approximately $11.5 million) based on Kamada’s strong financial results for 2024 and solid cash position. The special cash dividend will be payable on April 7, 2025, to shareholders of record at the close of business on March 17, 2025.

●	Obtained positive feedback from the U.S. FDA, confirming the Agency’s agreement with the Company’s previously proposed relaxed two-sided Type 1 error rate control of 10% (p-value of 0.1) for the inhaled AAT pivotal Phase 3 study, reducing the study sample size from 220 patients to approximately 180 patients, while maintaining the statistical power of the trial.

●	Announced its plan to conduct an interim futility analysis for the inhaled AAT pivotal Phase 3 study by the end of 2025.

●	Announced the award of a contract with an international organization for the supply of KAMRAB® and VARIZIG® in Latin America for 2025-2027. Total expected revenue under the three-year contract for both products is estimated to be approximately $25 million. The expected portion for the calendar year 2025 is included in Kamada’s 2025 revenue guidance.

Fiscal 2025 Guidance

Kamada continues to expect to generate fiscal year 2025 total revenues in the range of $178 million to $182 million, and adjusted EBITDA in the range of $38 million to $42 million, representing a year-over-year increase of approximately 12% in revenues and 17% in adjusted EBITDA based on the mid-point of the 2025 guidance.

Conference Call Details

Kamada management will host an investment community conference call today at 8:00am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-413-7208 (from within the U.S.), 1-201-689-8555 (International), or 1-809-406-247 Investors (from Israel) using conference I.D. 13751522. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1706625&tp_key=810bb27504

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2025 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns two operating plasma collection centers in the United States, in Beaumont Texas and Houston Texas, and plans to open the third center in San Antonio, Texas, by the end of the first quarter of 2025. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) double digit profitable growth in fiscal year 2025, 2) reiteration of 2025 full-year revenue guidance of $178 million to $182 million and adjusted EBITDA of $38 million to $42 million, 3) expectation to continuing to execute the Company’s multi-year value generating strategy based on four key growth pillars, comprising of organic commercial growth, the execution of business development and M&A transactions, the Company’s plasma collection operations, and the further advancement of the Company’s pivotal Phase 3 Inhaled AAT program, 4) continued investment in the commercialization and life cycle management of the Company’s six FDA-approved specialty plasma-derived products, as well as the products in the Company’s Distribution segment portfolio, primarily through the continued launch of biosimilar products in Israel, 5) securing new business development, in-licensing, collaboration, and/or merger and acquisitions transactions and the success of such transactions, 6) expectation that new transactions will generate operational and/or commercial synergies with the current commercial portfolio, 7) expanding the Company’s plasma collection operations to support revenue growth through the sale of normal source plasma to third parties, and to support the Company’s increasing demand for specialty plasma, 8) opening a third plasma collection center in San Antonio, Texas, by the end of March, 2025, 9) continued progress of the InnovAATe clinical trial and conducting an interim futility analysis by the end of 2025, 10) expectation to supply KAMRAB and VARIZIG in Latin America for 2025-2027 and the expected revenue under the three-year contract for both products at approximately $25 million, and 11) the expected payment of a special cash dividend. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to leverage new business opportunities and integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2024	2023
	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$78,435	$55,641
Trade receivables, net	21,547	19,877
Other accounts receivables	5,546	5,965
Inventories	78,819	88,479
Total Current Assets	184,347	169,962

Non-Current Assets
Property, plant and equipment, net	36,245	28,224
Right-of-use assets	9,617	7,761
Intangible assets and other long-term assets	103,226	110,152
Goodwill	30,313	30,313
Contract asset	8,019	8,495
Deferred taxes	488	-
Total Non-Current Assets	187,908	184,945
Total Assets	$372,255	$354,907

Liabilities
Current Liabilities
Current maturities of lease liabilities	1,631	1,384
Current maturities of other long term liabilities	10,181	14,996
Trade payables	27,735	24,804
Other accounts payables	9,671	8,261
Deferred revenues	171	148
Total Current Liabilities	49,389	49,593

Non-Current Liabilities
Lease liabilities	9,431	7,438
Contingent consideration	20,646	18,855
Other long-term liabilities	32,816	34,379
Employee benefit liabilities, net	509	621
Total Non-Current Liabilities	63,402	61,293

Shareholder’s Equity
Ordinary shares	15,028	15,021
Additional paid in capital net	266,933	265,848
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	51	140
Capital reserve from share-based payments	6,316	6,427
Capital reserve from employee benefits	364	275
Accumulated deficit	(25,738)	(40,200)
Total Shareholder’s Equity	259,464	244,021
Total Liabilities and Shareholder’s Equity	$372,255	$354,907

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2024	2023	2024	2023
	U.S. Dollars in thousands, except for per share data		U.S. Dollars in thousands, except for per share data

Revenues from proprietary products	$141,447	$115,458	$31,415	$29,021
Revenues from distribution	19,506	27,061	7,590	7,411

Total revenues	160,953	142,519	39,005	36,432

Cost of revenues from proprietary products	73,708	63,342	14,501	15,479
Cost of revenues from distribution	17,278	23,687	7,473	6,541

Total cost of revenues	90,986	87,029	21,974	22,020

Gross profit	69,967	55,490	17,031	14,412

Research and development expenses	15,185	13,933	2,673	3,239
Selling and marketing expenses	18,428	16,193	4,566	4,620
General and administrative expenses	15,702	14,381	4,124	3,778
Other expense	601	919	590	(1)
Operating income	20,051	10,064	5,078	2,776

Financial income	2,118	588	684	496
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(94)	55	(349)	(671)
Revaluation of long-term liabilities	(8,081)	(980)	(2,765)	2,378
Financial expense	(660)	(1,298)	(189)	45
Income before tax on income	13,334	8,429	2,459	5,024
Taxes on income	1,128	(145)	1,349	34

Net Income	$14,462	$8,284	$3,808	$5,058

Other Comprehensive Income:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met, net of tax Gain (loss) on cash flow hedges	(30)	(186)	33	148
Net amounts transferred to the statement of profit or loss for cash flow hedges	(59)	414	2	90
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	89	(73)	81	(43)
Total comprehensive income	$14,462	$8,439	$3,924	$5,253

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.25	$0.17	$0.07	$0.09
Diluted net earnings per share	$0.25	$0.15	$0.07	$0.09

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the year ended		For the Three Months Ended
	December 31,		December 31,
	2024	2023	2024	2023
	U.S. Dollars in thousands		U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income	$14,462	$8,284	$3,808	$5,058

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	13,808	12,714	4,100	3,208
Financial expense, net	6,717	1,635	2,619	(2,248)
Cost of share-based payment	874	1,314	174	373
Taxes on income	(1,128)	145	(1,349)	(34)
Loss (gain) from sale of property and equipment	11	(5)	-	-
Change in employee benefit liabilities, net	52	(125)	46	19
	20,334	15,678	5,590	1,318
Changes in asset and liability items:
Decrease (increase) in trade receivables, net	(1,977)	7,835	(5,226)	5,757
Decrease (increase) in other accounts receivables	593	(1,150)	(859)	(3,866)
Decrease (increase) in inventories	9,659	(19,694)	(7,261)	(14,683)
Decrease (increase) in contract asset	476	2,814	140	51
Increase (decrease) in trade payables	1,226	(8,885)	11,973	11,432
Increase in other accounts payables	1,413	765	1,570	1,124
Increase (decrease) in deferred revenues	23	113	130	133
	11,413	(18,202)	467	(52)
Cash (paid) received during the year for:
Interest paid	(594)	(1,228)	(170)	(79)
Interest received	2,118	-	684	(92)
Taxes paid	(139)	(217)	19	(43)
	1,385	(1,445)	533	(214)

Net cash provided by operating activities	$47,594	$4,315	$10,398	$6,110

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (cont.)

	For the year ended December 31,		For the Three Months Ended December 31,
	2024	2023	2024	2023
	U.S. Dollars in thousands		U.S. Dollars in thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(10,740)	$(5,850)	$(2,924)	$(1,974)
Proceeds from sale of property and equipment	1	7	-	1
Net cash used in investing activities	(10,739)	(5,843)	(2,924)	(1,973)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	7	4	4	1
Proceeds from issuance of ordinary shares, net	-	58,231	-	-
Repayment of lease liabilities	(1,251)	(850)	(361)	(82)
Repayment of long-term loans	-	(17,407)	-	-
Repayment of other long-term liabilities	(12,667)	(17,300)	(351)	(1,500)
Net cash provided by (used in) financing activities	(13,911)	22,678	(708)	(1,581)

Exchange differences on balances of cash and cash equivalent	(150)	233	(332)	482

Increase in cash and cash equivalents	22,794	21,383	6,434	3,038

Cash and cash equivalents at the beginning of the year	55,641	34,258	72,001	52,603

Cash and cash equivalents at the end of the year	$78,435	$55,641	$78,435	$55,641

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,304	$6,546	$141	2,666
Purchase of property and equipment in credit	$1,955	$646	$1,955	646

NON-IFRS MEASURES

	For the year ended December 31,		For the Three Months Ended December 31,
	2024	2023	2024	2023
	U.S. Dollars in thousands		U.S. Dollars in thousands
Cash Flows from Investing Activities
Net Income	$14,462	$8,284	$3,808	$5,058
Taxes on income	(1,128)	145	(1,349)	(34)
Financial expenses (income), net	6,717	1,635	2,619	(2,248)
Depreciation and amortization expense	13,218	12,714	3,510	3,208
Non-cash share-based compensation expenses	867	1,314	167	373
Adjusted EBITDA	$34,136	$24,092	$8,755	$6,357